RED PINE PETROLEUM LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30,

2020

RED PINE PETROLEUM LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2020

DESCRIPTION OF BUSINESS AND OVERVIEW OF OPERATIONS AND FINANCIAL CONDITION

The following management's discussion and analysis, prepared as of November 25, 2020 should be read together with the audited financial statements and accompanying notes for the year ended March 31, 2020 and related notes hereto, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the reporting period ended September 30, 2020. All amounts are stated in Canadian dollars unless otherwise indicated.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day to day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern. Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from the Company's expectations. The Company assumes no obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

Additional information related to the Company is available for view on SEDAR at www.sedar.com

DESCRIPTION OF BUSINESS

Effective January 2014, the Company was relisted on the TSX Venture Exchange ("TSX-V") as result of completing its Qualifying Transaction (see below) classified as an oil and gas exploration and development company. During the year ended March 31, 2020, the Company received shareholder approval to relinquish its oil and gas rights and has applied for the voluntary delisting of the Company's common shares from the TSX-V.

QUALIFYING TRANSACTION

During the year ended March 31, 2014, the Company entered into a farm-in agreement with Golden Coast Energy Corp. ("Golden Coast") (GCE.V) whereby the Company was granted a farm-in right to acquire a 60% interest (the "Farm-In Right") in certain of its oil and gas wells (the "Wells"), located in north central Alberta by advancing an aggregate of $1,000,000 on the Wells. As at year ended March 31, 2014, the Company had also incurred an additional $567 in consulting fees on the Wells.

In addition to the Farm-In Right, the Company acquired a right of first refusal to identify and elect to drill and participate in any additional oil and gas wells on the Millet project for a four-year period expiring on January 17, 2018. If the Company elects to exercise such right of first refusal, it will acquire a 60% working interest in such well provided that it contributes 100% of the actual costs of such well and associated development work.

The agreement constituted the Company's Qualifying Transaction.

During the year ended March 31, 2015, the terms of the farm-in agreement were completed and the Company earned a 60% interest in the Wells.

RED PINE PETROLEUM LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2020

Concurrent with the transaction, the Company raised $1,260,000 by issuing 21,000,002 units at a price of $0.06 per unit. Each unit is comprised one common share and one share purchase warrant, each such warrant entitling the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of 18 months. A cash finder's fee of $115,200 and $700 share issue costs were paid.

On March 23, 2016, the Company entered into an agreement (the "Termination Agreement") with Golden Coast pursuant to which the Company will relinquish all of its right, title and interest in and to the well interests held by the Company to Golden Coast and the farm-in agreement between the Company and Golden Coast.

FORWARD LOOKING STATEMENTS

Certain information in this MD&A, including all statements that are not historical facts, constitutes forward‐looking information within the meaning of applicable Canadian securities laws. Such forward‐looking information includes, but is not limited to, information which reflect management's expectations regarding future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new reserves and the success of exploration activities) and opportunities. In this MD&A this specifically includes the estimation of oil and gas resources and reserves, the realization of oil and gas reserve estimates, capital expenditures, costs and timing of the development of new oil and gas discoveries, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital and government regulation of oil and gas operations. Often, this information includes words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends" "anticipates" or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

In making and providing the forward‐looking information included in this MD&A, the Company has made numerous assumptions. These assumptions include among other things: (i) assumptions that there is no material deterioration in general economic conditions; (ii) estimates of oil and gas resources and reserves; (iii) the successful and timely implementation of capital projects; (iii) the timing of receipt of regulatory and governmental approvals for development projects; (iv) the availability of equity and other financing on reasonable terms; (v) the ability to attract and retain skilled labour and staff and (vi) that there is no unanticipated fluctuation in foreign exchange rates. Although management believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward‐ looking information will prove to be accurate. By its nature, forward‐looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or results, to be materially different from future results, performance or achievements expressed or implied by such forward‐looking information. Such risks, uncertainties and other factors include among other things the following: (i) decreases in the price of oil and gas; (ii) the risk that the Company will continue to have negative operating cash flow; (iii) the risk that additional financing will not be obtained as and when required; (iv) material increases in operating costs; (v) adverse fluctuations in foreign exchange rates; (vi) the risk that oil and gas produced will not meet certain minimum specifications; (vii) production estimates may not be accurate; and (viii) environmental risks and changes in environmental legislation.

This MD&A (See "FINANCIAL INSTRUMENTS AND RISK") and the Company's annual information form contain information on risks, uncertainties and other factors relating to the forward-looking information. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward‐looking information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond the Company's control. Accordingly, readers should not place undue reliance on forward‐looking information. The Company undertakes no obligation to reissue or update forward looking information as a result of new information or events after the date of this MD&A except as may be required by law. All forward‐looking information disclosed in this document is qualified by this cautionary statement.

RED PINE PETROLEUM LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2020

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

During the period ended September 30, 2020, operating expenses of $8,517 (2019 - $18,213) were comprised mainly of professional, transfer agent and filing fees.

During the period ended September 30, 2020:

i) Professional fees decreased to $3,650 (2019 - $9,500) due to reduced activities.

ii) Transfer agent and filing fees decreased to $4,761 (2019 - $5,488).

iii) Office expenses decreased to $106 (2019 - $3,225), due to reduced expenses in the current period.

Property and Equipment

On March 23, 2016, the Company entered into an agreement (the "Termination Agreement") with Golden Coast pursuant to which the Company will relinquish all of its right, title and interest in and to the well interests held by the Company to Golden Coast and the farm-in agreement between the Company and Golden Coast, including the right of refusal granted to the Company there under, will terminate.

At March 31, 2016, the Company has recorded an impairment of $957,866 to write down the property to $421,657, which is the value of the associated decommissioning provision that will also be relinquished to Golden Coast upon approval of the Termination Agreement. Subsequent to March 31, 2019, the Company received approval from shareholders to relinquish all of the Company's rights, title and interest in the wells and property and equipment worth $421,657 were written off in the year ended March 31, 2020.

LIQUIDITY AND CAPITAL RESOURCES

The Company's activities have been funded to date through the issuance of common shares.

In January 2020, the Company completed a non-brokered private placement of 40,000,000 units (each, a "Unit") for gross proceeds of $200,000, each unit comprising of one common share in the capital of the Company (each a "Common share") and one common share purchase warrant. Each warrant entitled the holder thereof to purchase one common share for a period of 60 months following closing of the Offering at a price of $0.005 per Common share.

In connection with the offering, a finder' fee of $60,000 was paid, and $50,250 was settled through the issuance of common shares.

In January 2020, the Company also entered into debt conversion agreements with certain creditors. Pursuant to the debt conversion agreements, the Company settled $815,412 of debt by issuing 163,082,400 Common shares at a deemed price of $0.005 per Common Share.

As at September 30, 2020, the Company had working capital of $104,255 compared to working capital deficit of $972,823 as at September 30, 2019. As at September 30, 2020, the Company had cash of $86,114 compared to cash of $63,549 as at September 30, 2019.

Net cash of $17,356 was used in operating activities for the period ended September 30, 2020, primarily a result of professional and operational costs (Net cash generated of $46,377 - September 30, 2019).

Net cash of $Nil was received from financing activities for the year ended September 30, 2020 ($15,000 - September 30, 2019).

RED PINE PETROLEUM LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2020

SELECTED ANNUAL INFORMATION

	Year ended	Year ended	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018
Revenue	$Nil	$Nil	$Nil
Net loss for the year	$(76,625)	$(120,813)	$(114,230)
Net loss per common share, basic and diluted	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares	73,420,082	31,250,003	31,250,003
Statement of financial position data:
Working capital (deficiency)	$93,927	$(844,610)	$(723,797)
Total assets	$124,649	$441,557	$437,621

SUMMARY OF QUARTERLY RESULTS

	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019
Total assets	$108,870	$122,085	$124,649	$66,672
Working capital (deficiency)	104,255	109,206	93,927	(886,785)
Shareholders' equity (deficiency)	104,255	109,206	93,927	(981,827)
Revenue	-	-	-	-
Operating expenses	4,952	3,566	(118,104)	(8,062)
Net gain (loss)	(4,952)	15,279	50,350	(8,062)
Basic and diluted loss per share	(0.00)	0.00	(0.00)	(0.00)

	June 30,	March 31,	December 31,	September 30,
	2019	2019	2018	2018
Total assets	$81,594	$20,150	$441,557	$449,469
Working capital deficiency	(877,780)	(867,167)	(864,510)	(822,303)
Shareholders' deficiency	(972,823)	(867,167)	(844,610)	(823,129)
Revenue	-	-	-	-
Operating expenses	(1,056)	(17,157)	(21,461)	(27,746)
Net loss	(1,056)	(17,157)	(21,461)	(27,746)
Basic and diluted loss per share	(0.00)	(0.00)	(0.00)	(0.00)

The total assets remained relatively unchanged from $122,085 to $108,870 during the period ended September 30, 2020. The reduction of $13,215 was due to the loss during the period.

FINANCIAL INSTRUMENTS AND RISK

The Company's financial instruments consist of cash, accounts payable, accrued liabilities and loans payable. As at September 30, 2020, the carrying value of accounts payable, accrued liabilities and loans payable approximate their fair value due to their short term to maturity. Cash is measured at fair value.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due. As at September 30, 2020, the Company had cash balance of $86,114 (March 31, 2020 - $103,470) and current liabilities of $4,615 (March 31,2020 - $30,722). To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due. All of the Company's financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

RED PINE PETROLEUM LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2020

Credit risk

The Company's credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal.

Interest rate risk

The Company has debt bearing a fixed interest rate. As of September 30, 2020, the Company has no interest-bearing term deposits.

Currency risk

The Company is not exposed to foreign currency risk.

OUTSTANDING SHARE DATA

As at the date of this report:

a) Authorized: unlimited common shares without par value.

b) Issued and outstanding: 234,332,402 common shares.

c) Outstanding stock options: At September 30, 2020, there are no outstanding stock options.

d)

e) Outstanding warrants: At September 30, 2020, 40,000,000 warrants are outstanding.

CAPITAL MANAGEMENT

The Company considers its capital to be the components of shareholders' equity (deficiency). The Company's objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company's approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors, or companies with common directors of the Company.

During the period ended September 30, 2020, the Company incurred the following charges with key management personnel:

a) Accrued consulting fees of $nil (2019 - $nil) to two companies controlled by a director of the Company.

b) Accrued consulting fees of $nil (2019 - $nil) to a company controlled by a director of the Company.

c) Accrued professional fees of $nil (2019 - $nil) to a company controlled by a director of the Company.

d) Included in accounts payable is $nil (2019- $12,500) due to companies controlled by directors of the company.

e) Included in consulting fee is $nil (2019 -$nil) fee paid to a company controlled by a director of the Company.

RED PINE PETROLEUM LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2020

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

NEWLY ADOPTED ACCOUNTING POLICIES, FUTURE ACCOUNTING POLICIES AND FINANCIAL INSTRUMENTS

Please refer to Note 2 of the financial statements for the three and six month ended September 30, 2020 posted on www.sedar.com.

PROPOSED TRANSACTIONS

There are no proposed transactions that have not been disclosed herein.

CONTINGENCIES

There are no contingent liabilities.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual reports could differ from management's estimates.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

OTHER MD&A REQUIREMENTS

Additional disclosure of the Company's technical reports, material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In connection with National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52- 109") adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to financial information contained in the unaudited condensed interim financial statements and the audited annual financial statements and respective accompanying Management's Discussion and Analysis. The Venture Issue Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI52-109.

SUBSEQUENT EVENTS

Since March 31, 2020, the outbreak of the novel strain of coronavirus, specifically identified as 'COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposing quarantine period and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown currently, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future period.